Exhibit 99.2

新 闻 稿 Press Release	中 国 石 油 天 然 气 股 份 有 限 公 司
P e t r o C h i n a C o m p a n y L i m i t e d
	中国北京东城区东直门北大街 9 号 邮编：100007 电话：86-10-59986687 传真：86-10-62099557	9 Dongzhimen North Street, Dongcheng District, Beijing, 100007, P. R. China TEL: 86-10-59986687 FAX: 86-10-62099557

PetroChina Recorded Net Profit over RMB75 Billion

in the First Three Quarters of 2021

Adhered to High-Quality Development    Value of the Company Continued to Improve

(Beijing, 28 October 2021) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced that the Company pushed forward its green and low-carbon transformation, production and operation, reform and innovation, and ESG control in the first three quarters of 2021, grasping the favorable opportunities arising from China’s rapid economic recovery, the rebound of the oil and gas market demand and the rise in international oil prices. The oil and gas industry chains maintained stable, and the development quality and efficiency were greatly enhanced. All segments continued to improve their quality and efficiency, and remained profitable.

In the first three quarters of 2021, according to IFRS, the Company achieved a revenue of RMB1,880.34 billion, representing an increase of 31.8% year-on-year. The net profit attributable to owners of the Company amounted to RMB75.13 billion, representing an increase of 646.3% year-on-year and a two-year average growth rate of 42%. The substantial growth in free cash flows enabled the Company to maintain a sound financial position and its leading position in the industry.

Results Review

The Company attached great importance to green and low-carbon transformation and development, included green and low-carbon to the five development strategies, gave full play to its comparative advantages in green and low-carbon transformation, coordinated development and safety, pace of growth and efficiency, speeded up the development layout pragmatically, and promoted the development of new energy businesses including hydrogen and photovoltaics in an orderly manner.

Continued to promote high-efficient exploration and development, significantly increased operating profits: The Company relied on technological innovation, implemented the strategy of “stabilizing oil and increasing gas”, vigorously promoted effective exploration with an aim to increasing the economically recoverable reserves, constantly facilitated stable production in mature oil and gas fields and efficient production construction in new areas, fully capitalized on its advantages in resources, maintained a steady growth in crude oil production and rapid growth in natural gas production, and orderly expanded the deployment of new energy business. In the first three quarters of 2021, domestic crude oil output of the Company amounted to 562 million barrels, representing an increase of 0.3% year-on-year; domestic marketable natural gas output reached 3.14 trillion cubic feet, representing an increase of 7.9% year-on-year. Domestic oil and gas equivalent output reached 1.085 billion barrels, representing an increase of 3.8% year-on-year. Exploration and Production business achieved an operating profit of RMB58.369 billion, representing an increase of 191.8% year-on-year.

Being market oriented, effectively controlled oil products production and increased chemical products production: The Company optimized its product structure in line with market demand in a timely manner, vigorously controlled oil products production and increased chemical products production, maintained a high utilization rate of ethylene and other key chemical units. Changqing and Tarim ethane-to-ethylene projects were successfully completed and put into operation. The Company vigorously enhanced its technological innovation and actively promoted the research and development of new products and new materials. In the first three quarters of 2021, the processing volume of crude oil was 912 million barrels, representing an increase of 3.9% year-on-year; the production of gasoline, kerosene and diesel was 81.327 million tons, representing an increase of 1.4% year-on-year; the commodity volume of chemical products was 22.695 million tons, representing an increase of 5.5% year-on-year. The Refining and Chemicals business achieved an operating profit of RMB31.90 billion, representing an increase of RMB33.658 billion year-on-year. Within which, the chemicals business generated an operating profit of RMB11.857 billion, achieving a historical best performance.

Being customers centered, refined oil products sales increased in both volume and profitability: The company continued to strengthen marketing, insisted on fined retail and strived to strengthen wholesale and direct sales; coordinated the international and domestic markets, optimized the operation of international trade business and strived to increase the overall profitability of the industrial chain; actively explored the development of “oil, gas, hydrogen, electricity and non-fuel” service platform and the first domestic integrated energy service station was officially put into operation. In the first three quarters of 2021, the Company’s domestic sales of gasoline, kerosene, and diesel were 84.106 million tons, representing an increase of 8.1% year-on-year. The Marketing business achieved an operating profit of RMB8.776 billion, representing an increase of RMB13.712 billion year-on-year.

Continued to optimize the gas resource structure, helped building a green and low-carbon energy supply system: The Company seized the favorable opportunity of strong domestic demand and vigorously expanded the market resulting in a substantial increase in natural gas sales; continued to optimize the gas resource structure, and strived to lower procurement costs, boosted the sales volume and profitability, providing stable and clean low-carbon energy supply for the green and low-carbon transformation of China’s economy. In the first three quarters of 2021, the sales of natural gas reached 198.721 billion cubic metres, representing an increase of 14.4% year-on-year, of which the domestic sales of natural gas amounted to 138.105 billion cubic metres, representing an increase of 16.2% year-on-year. The Natural Gas and Pipelines business achieved an operating profit of RMB36.715 billion, representing an increase of 55.1% year-on-year after excluding the impact of the gains from pipeline restructuring generated in this year and the previous year.

Outlook

The good operating performance of the Company in the first three quarters of 2021 is attributable to the rapid economic recovery in China, the sharp rebound in market demand and the unremitting efforts of all the employees of the Company. The Company will continue to adhere to the five major development strategies of Innovation, Resources, Market, Internationalization, Green and Low-carbon, promote self-reliance in science and technology at a higher level, actively develop business of oil, gas and new businesses, effectively promoted refining and chemicals, marketing and new materials businesses, steadily increased the supply of green, low-carbon and affordable energy, and continuously enhance the Company’s operational efficiency, market competitiveness and value creation capability, in an efforts to generate greater returns to shareholders.

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Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990

Joanne Lam	Tel: (852) 2894 6211

Email: petrochina@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181

Di Shen	Tel: (8610) 5166 3828

Email: zhongshiyou.list@everbloom.com

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